

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2010-04-08
Your date

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA





Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Annual General Meeting 2010, dated March 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2010
WASH, D.C. SECTION
205

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

CUSIP number 800 212 201



Press Release

Annual General Meeting of Sandvik Aktiebolag

Shareholders in Sandvik Aktiebolag are convened to the Annual General Meeting to be held on Tuesday, 4 May 2010, at 5:00 p.m. at Göransson Arena, Sätragatan 15 Sandviken, Sweden.

RIGHT TO PARTICIPATE AND NOTIFICATION

Shareholders who wish to participate in the Meeting must be recorded in the share register maintained by Euroclear Sweden AB as of Tuesday, 27 April 2010 and notify Sandvik AB of their intention to participate in the Meeting not later than Tuesday, 27 April 2010.

Notification of participation in the Meeting shall be made to Sandvik AB, Legal Affairs, SE-811 81, Sandviken, Sweden, by telephone, +46 (0)26-26 09 40 weekdays 9:00 a.m.-12:00 noon and 1:00 p.m.- 4:00 p.m., by telefax, +46 (0)26-26 10 86, or via the Internet on the Company's website www.sandvik.com. Shareholders whose shares are registered in the name of a trustee must temporarily have re-registered the shares in their own name at Euroclear Sweden AB on Tuesday, 27 April 2010 to be entitled to participate in the Meeting. Please note that this procedure also applies to shareholders who utilize bank shareholder deposit accounts and/or trade via the Internet.

Please provide name, personal registration or corporate registration number, address and telephone number and information regarding any assistants when providing notification. If participation is by proxy, the proxy should be forwarded prior to the Annual General Meeting. Proxy forms will be available at the Company's website www.sandvik.com.

AGENDA

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Election of one or two persons to countersign the minutes.
5. Approval of the agenda.
6. Examination of whether the Meeting has been duly convened.
7. Presentation of the Annual Report, Auditor's Report and the Group Accounts and Auditor's report for the Group.
8. Speech by the President.
9. Resolution in respect of adoption of the Profit and Loss Account, Balance Sheet, Consolidated Profit and Loss Account and Consolidated Balance Sheet.
10. Resolution in respect of discharge from liability of the Board members and the President for the period to which the accounts relate.
11. Resolution in respect of allocation of the Company's result in accordance with the adopted Balance Sheet and resolution on record day.
12. Determination of the number of Board members and Deputy members. In conjunction with this, the work of the Nomination Committee will be presented.
13. Determination of fees to the Board of Directors and Auditor.
14. Election of the Board of Directors and Chairman of the Board of Directors.
15. Resolution on the Nomination Committee, etc. for the Annual General Meeting 2011.
16. Resolution on guidelines for remuneration to Executive Management.
17. Closing of the Meeting.

PROPOSALS FOR RESOLUTIONS

Item 11 – Dividend and record day

The Board of Directors proposes a dividend of SEK 1 per share. Friday, 7 May 2010 is proposed as the record day. If the Meeting approves this proposal, it is estimated that the dividend payments will be distributed by Euroclear Sweden AB on Wednesday, 12 May 2010.

The Nomination Committee's proposals

The Nomination Committee is comprised of Carl-Olof By, Industrivärden, Chairman, Håkan Sandberg, Handelsbankens Pensionsstiftelse och Pensionskassa, Staffan Grefbäck, Alecta, Marianne Nilsson, Swedbank Robur fonder and Sandvik's Chairman of the Board of Directors Clas Åke Hedström.

The Nomination Committee proposes the following:

Item 2 - Attorney Sven Unger as Chairman of the Meeting.

Item 12 - Eight Board members and no deputies.

Item 13 - Unchanged fees to the Board of Directors and Auditor:

• Board member not employed by the Company	SEK 450,000
• Chairman of the Board of Directors	SEK 1,350,000
• Board member elected by the General Meeting who is a member of the Audit Committee	SEK 125,000
• Chairman of the Audit Committee	SEK 150,000
• Board member elected by the General Meeting who is a member of the Remuneration Committee	SEK 75,000
• Chairman of the Remuneration Committee	SEK 100,000
• Fees to Auditor	as invoiced

Item 14 - Election of Lars Westerberg as new Board member and re-election of Board members Georg Ehrnrooth, Fredrik Lundberg, Hanne de Mora, Egil Myklebust, Anders Nyrén, Lars Pettersson and Simon Thompson. Anders Nyrén is proposed as Chairman of the Board of Directors. Clas Åke Hedström has announced that he wishes to step down from the Board of Directors after sixteen years, whereof eight years as Chairman and an overall of forty-five years in Sandvik's service in various senior management positions.

Lars Westerberg, born 1948, M.Sc. and MBA, has been CEO and President of Autoliv Inc. 1999-2007, of Gränges AB 1994-1999 and of ESAB 1991-1994. Before that Mr. Westerberg held various positions in ESAB and ASEA from 1972. Current board assignments: Chairman of the boards of Autoliv Inc., Husqvarna AB and Vattenfall AB, and member of the boards of SSAB AB and AB Volvo.

Item 15 - The Company is to have a Nomination Committee comprised of one representative from each of the four largest shareholders in terms of votes and the Chairman of the Board of Directors (convener). The Nomination Committee has, in addition, the possibility to call in one co-opted member to the Nomination Committee from the Board members if required. At the formation of the Nomination Committee, the shareholding in the Company, based on information from Euroclear Sweden AB on the last banking day of August 2010, is to determine the largest shareholders in terms of votes. The composition of the Nomination Committee is to be announced as soon as it is appointed. The Chairman of the Nomination Committee is to be the member representing the largest shareholder in terms of votes. The mandate period of the Nomination Committee is until the composition of the next Nomination Committee is completed.

The Nomination Committee is to prepare proposals for the Chairman of the Meeting, the number of Board members, remuneration to each of the Board members and Auditor, the composition of the Board of Directors and Chairman of the Board of Directors, the number of auditors and election of

auditors, and also regarding the appointment of a Nomination Committee for the Annual General Meeting 2012 and its assignment.

In the event that a member leaves the Nomination Committee prior to the work of the Committee being completed, a representative from the same shareholder may replace the leaving member, if deemed necessary by the Nomination Committee.

In the event that a shareholder represented in the Nomination Committee significantly has reduced its holding of shares in the Company, the member may resign and, if deemed appropriate by the Nomination Committee, a representative from the shareholder next in line in terms of size may be provided an opportunity to enter. If the shareholding in the Company is otherwise significantly changed before the Nomination Committee's work is completed, a change in the composition of the Nomination Committee may take place, to the extent that the Nomination Committee deems appropriate.

The Company is to be able to pay reasonable costs connected to the work of the Nomination Committee. The Committee is not to receive any fees.

Item 16 - The Board of Directors' proposal for resolution on guidelines for remuneration to Executive Management

The Board of Directors proposes that the Annual General Meeting resolve to adopt the following guidelines for remuneration to Executive Management.

The Board of Directors' proposal for a resolution on guidelines for remuneration to Executive Management is formulated to ensure that the Sandvik Group from a global perspective can offer market level and competitive remuneration that attracts and retains qualified employees in Sandvik's Group Executive Management.

The remuneration to Group Executive Management comprises fixed salary, annual variable salary and long-term variable salary. The parts are intended to create a well-balanced remuneration and benefits program that reflects the individual's performance, responsibility and the Group's earnings trend.

The fixed salary, which is individual and differentiated based on the individual's responsibility and performance, is determined based on market principles and is revised annually.

Receipt of annual variable salary is conditional upon fulfilment of goals determined annually. The goals are related to the Company's earnings and to measurable goals within the individual's area of responsibility. The maximum payment of annual variable salary for Group Executive Management is 50-75% of the annual fixed salary.

The long-term variable salary is conditional upon fulfilment of measurable goals, determined by the Board, pertaining to certain key figures that create shareholder value linked to the Company's growth, profitability and capital efficiency during a three-year period. The maximum payment of long-term variable salary for Group Executive Management is 45-50% of the annual fixed salary.

Group Executive Management's other benefits shall be comparable to what is considered reasonable in relation to generally accepted market practice. The benefits comprise pension, car, housing, healthcare insurance and severance pay.

The pension benefits for Group Executive Management are based on fixed salary or the gross salary paid in cash and shall be defined-contribution or defined-benefit. Normally, the retirement age is 62. The President has a retirement age of 60.

Severance payments are made, normally, on notice of termination by Sandvik. Any other earned income is deducted from severance pay, which is between 12 to 18 months' salary for persons under age 55 and between 18 to 24 months for persons over 55. No severance payment is made when the employee gives notice of termination.

The Board is to be entitled to deviate from the guidelines resolved on by the Annual General Meeting, if there is a particular reason for this in the individual case.

The sphere of senior executives covered by the proposal is the President and other members of the Group Executive Management.

DOCUMENTATION

The Nomination Committee's proposal and statement are available on the Company's website. Accounting documents, the Auditor's Report and other documentation that shall be made available under the Swedish Companies Act, are available at Sandvik AB and on the Company's website, www.sandvik.com, from no later than 9 April 2010. The documentation will be sent without charge to the shareholders at request.

SHARES AND VOTES

The total number of shares and votes in the Company is 1,186,287,175.

PROGRAMME FOR SHAREHOLDERS

Registration for the General Meeting will commence at 3:00 p.m. Award of the Haglund medal will take place from around 4:20 p.m. Coffee will be served at 3:00-4:45 p.m.

Sandviken in March 2010
SANDVIK AKTIEBOLAG (publ)
The Board of Directors



'Our date
2010-04-08
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik concludes agreements for SEK 700 M to the oil/gas industry, dated 30 March 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance


SEC MAIL PROCESSING
RECEIVED

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

CUSIP number 800 212 201



Press Release

Sandvik concludes agreements for SEK 700 M to the oil/gas industry

Sandvik Materials Technology has concluded a number of agreements for the delivery of high value-added seamless tubes to the oil/gas industry. The combined value of the agreements is SEK 700 M and deliveries will be made during 2010.

The customer is the Norwegian company Aker Solutions and the tubes will be used for extraction of oil in different projects around the world.

The tubes, to be delivered in continuous lengths of up to 30,000 meters, will be used in umbilicals, which are employed for such applications as remote operation of oil wells at large depths, down to 1,700 meters in these specific projects.

"The oil/gas industry places extremely high demands on product quality, performance and service life. The agreement further strengthens Sandvik's position as the leading supplier of advanced tubing for umbilicals in the oil/gas industry," says Peter Gossas, President of the Sandvik Materials Technology business area.

Sandviken, 30 March 2010

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 9:00 a.m. on 30 March 2010.

For further information, contact Peter Gossas, President of Sandvik Materials Technology business area, +46 26 26 36 28 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, equipment and tools for the mining and construction industries, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. In 2009, the Group had about 44,000 employees and representation in 130 countries, with annual sales of nearly SEK 72,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process systems. Annual sales in 2009 were about SEK 15,300 M with 8,200 employees. The product area comprises Tube, Strip, Kanthal, Process Systems and MedTech.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Investor Relations SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43